UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Local Choice, Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> South Carolina
>
> *Date of organization*
> December 21, 2010

Physical address of issuer
63 Dalton Street, Daniel Island, SC 29492

Website of issuer
www.localchoicespirits.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
August 20, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$743,574.00	$873,672.00
Cash & Cash Equivalents	$84,396.00	$176,286.00
Accounts Receivable	$113,853.00	$198,377.00
Short-term Debt	$128,628.00	$373,690.00
Long-term Debt	$25,000.00	$25,000.00
Revenues/Sales	$1,689,008.00	$1,147,413.00
Cost of Goods Sold	$866,751.00	$502,496.00
Taxes Paid	$25.00	$14.00
Net Income	$114,963.00	-$48,531.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 22, 2018

FORM C

Local Choice, Inc.



Up to $1,070,000.00 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Local Choice, Inc., a South Carolina Corporation (the "Company," as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The issuer shall pay to the Intermediary at the conclusion of the offering a fee consisting of seven percent

(7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing. The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   First Democracy VC will receive two percent (2.0%) of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.localchoicespirits.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 22, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could

7

affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.localchoicespirits.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Local Choice, Inc. (the "Company" or "LCS") is a South Carolina corporation, formed on December 21, 2010. The Company is currently also conducting business under the name of Local Choice Spirits.

The Company is located at 63 Dalton Street, Daniel Island, SC 29492.

The Company's website is www.localchoicespirits.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Company is located in Charleston, South Carolina with distribution channels in over 30 states. The Company manages its own brands of spirits and enables partners to build their own brands with the Company handling the distillery production, packaging, bottling, warehousing, compliance and regulatory services, and distributor relationships. The Company helps each new brand owner develop their own exclusive formula and with a turnkey platform manages the rest of the production and distribution process to get the new brand all the way to the retail shelf. Through strong ties with its suppliers, the Company seeks to leverage favorable pricing on all the components required for brand success with the least amount of upfront capital, risk and waste.

The Offering

Minimum amount of Crowd Note being offered	50,000
Total Crowd Note outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd Note	1,070,000
Total Crowd Note outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 20, 2018

Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's success depends on the experience and skill of the Chief Executive Officer, Paula Dezzutti Hewlette, the Board of Directors, and its executive officers.
In particular, the Company is dependent on Remy Ekvall (Secretary), Randal Ekvall (Vice President), and Ryan Ekvall (Vice President and Treasurer) who operate in key roles for the Company and its operations. They are also prepared to step in and manage any of the roles within Local Choice including managing all operations in the absence of the Chief Executive Officer. The Company has or intends to enter into employment agreements with Remy Ekvall, Randal Ekvall, and Ryan Ekvall although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Paula Dezzutti Hewlette, Remy Ekvall, Randal Ekvall, or Ryan Ekvall could harm the Company's business, financial condition, cash flow and results of operations for a period of at least three months while a suitable replacement candidate is secured and trained.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the beverage acceleration field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. The only time a product would be recalled would be voluntary (perhaps the sugars were settling to the bottom and a distributor complained even though it was most likely their own storage issues) and would be on a small batch basis. Since they pay for the product upon delivery it would be up to us to decide to remedy the situation. This has only happened once in my entire career where sugars settled. Unless there was a deliberate terrorist breach the liquids are all harmless in the bottle and government warnings exist to the consumer.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:
• the introduction of competitive products;
• changes in consumer preferences among various spirits;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding our brand;
• litigation or threats of litigation with respect to our products;
• the price of our products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to our products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of our products; and

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming and the uncertainty of intellectual property litigation could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Paula Dezzutti Hewlette, Remy Ekvall, Randal Ekvall, and Ryan Ekvall in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Paula Dezzutti Hewlette, Remy Ekvall, Randal Ekvall, and Ryan Ekvall die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations for a period until a suitable replacement is secured and trained.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing on the intellectual property rights of others. Failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw materials, crops or other commodities, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of raw materials, food ingredients and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility or at third party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers may adversely affect us.
Retail customers such as supermarkets, warehouse clubs, and food distributors in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, The Tax and Trade Bureau of Alcohol, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies. In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of alcohol products are subject to governmental regulation that control such matters as quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on

our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We source certain packaging materials, such as barrels, bottles, cans, corrugated boxes, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to cost increases in future years.

We are subject to governmental regulations affecting our wholesale operations, distilleries and tasting room partners.

Federal, state and local laws and regulations govern the production and distribution of wine and spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate our distilled spirits plant and wholesale operations, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our facilities are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our facilities including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional or national distribution wholesalers. Many distributors are affiliated with and distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Inability to secure co-packers/suppliers for our products could impair our operations and substantially reduce our financial results.

We rely often on third parties, called suppliers in our industry to produce and/or bottle our products. We currently have a long-term supply agreement with Terressentia Corporation for our products. Our agreement with our principal supplier was signed on February 24, 2014 and had an initial term of 5 years. A first amendment to this contract for an extension of ten years was signed on January 28, 2015. Our dependence on third party suppliers puts us at substantial risk in our operations. If we lose this relationship and/or require new supply agreements for other products, we may be unable to establish such relationships on favorable terms, if at all.

16

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as high visibility brands that have the potential to demonstrate incremental sales growth. We believe that the success of our brands will also be substantially dependent upon acceptance of our product name brand and affiliated suppliers and ambassadors. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results. Our inability to respond timely to customer preferences could interfere with our revenues and profitability.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.

We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including reasons outside of our control, could harm our business.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control and may affect our supply chain, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The grain neutral spirits and whiskeys and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.

We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities and partner suppliers. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers can cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal and volume fluctuations and our sales typically vary without predictability from quarter to quarter within a fiscal/calendar year. Because of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal/calendar year.

Decreases in discretionary consumer spending may have an adverse effect on us.

A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.
The success of our business largely depends on our ability to provide superior customer experience and high-quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected, and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company depends on the performance of distributors, carriers and other resellers.
The Company distributes its products through wholesalers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. The Company also sells its products directly to customers, and consumers and small and mid-sized businesses through its online and retail stores.

Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products.

The Company has invested and will continue to invest in programs to enhance reseller sales, including providing tastings at resellers' stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

Risks Related to the Securities

We are selling convertible notes that will convert into shares or result in payment in limited circumstances.
The Crowd Notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the Company at an amount well below the $10 million valuation cap, so you should not view the $10 million as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note.
The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

You may have limited rights. The Company has not yet authorized a preferred class of capital stock, and there is no way to know what voting rights those securities will have.
In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings. Therefore, you will not have the same anti-dilution protections as Major Investors.

Your ownership of the Conversion Shares will be subject to dilution.
Owners of the Crowd Notes and, upon conversion, the conversion shares, do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.
By purchasing a Crowd Note this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted

in South Carolina. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the majority of the Company is owned by Paula Dezzutti Hewlette and Lorraine Rothkugel. Subject to any fiduciary duties owed to our other owners or investors under South Carolina law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

There may be additional risks of which we are not aware or that we cannot foresee.
In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company manages its own boutique brand of spirits as well as collaborates with partners to create premium quality brands and spirits. The Company partners with celebrities to assist with building their brand with the Company's managing distiller, bottling, compliance, distribution, and storage services. Partners can develop an exclusive formula for the marketplace that distinguishes them from being just another "me too" brand and gives them a custom designed spirit and packaging.

Through strong ties and a supply agreement with a key supplier, LCS seeks to leverage favorable pricing on distilling services. In the case of the key large supplier, LCS currently has a special preferred customer status that enables it to receive, at a minimum, most favored nation pricing and extended terms on payment, which can give a financial advantage over the competition. The supplier agreement also allows LCS to utilize patented technology, called TerrePURE®, for any brands it chooses. This is a natural process designed to reduce unwanted harsh tasting congeners and reveal a smoother, more sophisticated spirit.

Through a turnkey platform that aims to reduce redundancy and waste, LCS develops private brand and private label spirits. LCS emphasizes partnering with celebrities to create high visibility brands. Some notable partnerships include The Hatfield & McCoy's Family Brand Whiskey, Bravo's Southern Charm Gentry Bourbon, Dwight Eubanks (The Real Housewives of Atlanta) Collection of Gins, and infamous rapper Boosie Badazz' Boosie Juice Vodka Series.

Business Plan
LCS manages its own brands of spirits and enables clients to build their own private brand or private label (a.k.a. partnership brands) by coordinating distilling, bottling, distribution, and storage services on their behalf. Partners can develop their own exclusive formula for their brand, and LCS will custom design the bottle and packaging. LCS manages the entire production process and will work with the partners to promote the products and move them through distribution process and into retail

LCS marketing initiatives focus on both B2B and B2C marketing, employing a marketing mix in its strategy to promote Local Choice and its entire portfolio of products. Consumer marketing efforts focus heavily on digital marketing, generating social media content to boost brand recognition and engagement, e.g. on Instagram, Facebook, YouTube, LinkedIn, Pinterest and Twitter; while B2B marketing efforts focus on attending networking events, industry events, speaking engagements, trade shows, etc., as well as a presence on platforms like LinkedIn to engage in/inspire relevant industry discussions.

History of the Business
Formed in 2010 by Paula Dezzutti Hewlette, LCS aims to create award-wining boutique spirits and promote celebrity brands. Paula has an extensive background in finance, hospitality, and the spirits industry. Paula aims to leverage her connections and utilize her skill set to create, promote, and manage spirit brands

LCS Brand Spirits

LCS has created numerous company-branded, award-winning spirits since its inception. With a focus on creativity, LCS often combines unique spirit flavors.

Some of the LCS boutique spirits include:

- **Local Choice Black Cherry Bourbon Whiskey** – A deep black cherry aroma with an all-natural black cherry flavor. At 90 proof, it is stronger than most flavored whiskeys.

- **Local Choice Doppio Espresso Vodka** – A bold roasted coffee aroma with natural espresso, vanilla, butterscotch, and chocolate flavors, complimented by light hints of cinnamon and hazelnut.

- **Local Choice Pixie Spiced Rum** – A warm, autumnal rum with a dry, fruity medium body and light vanilla, caramel, and spice blend flavor.

- **Local Choice Lime Tequila** – Bright, smooth, and slightly sweet tequila with a natural lime flavor.

- **Local Choice Mango Vodka Rum** – A vodka/rum blend with an all-natural mango flavor infused with sweet rum and dry vodka.

Partnership Brands

LCS partners with celebrities and other entrepreneurial clients to develop their brands through custom-made craft spirits. LCS has partnered with musicians, television personalities, historic families, and behind-the-scenes producers.

Partnership brands owned by LCS include:

- **The Legendary Hatfield & McCoy Family Brand Whiskey** – A whiskey created by the descendants of the Hatfield and McCoy families. A medium-body whiskey with a smoky, light black pepper, dried apricot, and black walnut taste. It has a complex aroma with a clean, balanced caramel and butter finish.

- **Gold Star Vodka** – Gold Star Vodka is a veteran-brand spirit that was founded to give back to the families who've lost family members during the War on Terror and to veterans who have come back with physical and emotional scars.

- **Gas Monkey Cinnamon Tequila** – A 69-proof tequila made from blue agave, infused with natural cinnamon, and made in America. It was created by reality TV star Richard Rawlings from the "Fast N' Loud" TV show on the Discovery Channel.

- **Eubanks Gin Collection** – Collection of gin flavors created with Dwight Eubanks, a reality TV star from "The Real Housewives of Atlanta" and a fashion and lifestyle expert.

- **Classic:** A gin with a fresh, floral aroma and a complex taste consisting of juniper, coriander, and angelica root with a fresh finish.

- **Pretty in Pink:** A gin with juicy citrus aromas with bold, bright flavors of fresh pink grapefruit and botanicals with a crisp and clean finish.

- **Limelife**: A gin made with Juicy limes carrying notes of a puckering citrus flavor at the start that evens out with a subtle sweet finish.

- **Jazzin':** A gin with smooth jasmine green tea and juniper flavor that ends with a floral aroma.

- **Kurt Thomas Moonshine** – A blended moonshine with a pecan pie flavor. Created by country music singer Kurt Thomas.

- **Tiny's Lime Light Tequila** – A lime infused tequila with a sweet and bold flavor. Created by Tameka "Tiny" Harris, a member of the American R&B vocal group Xscape.

- **Gentry Bourbon Whiskey** – A smooth and fruity bourbon, with underlying vanilla, stone fruit, and oak flavors. It has a soft aroma with caramel notes, hints of chocolate, and American Oak. Gentry Bourbon was featured on the Bravo TV show "Southern Charm."

- **Prevé Vodka** – A 100-proof vodka created by Atlanta music producers targeting young professionals.

- **Boosie Juice** – An all-natural strawberry kiwi flavored vodka created by hip-hop artist Boosie Badazz. A new all-natural watermelon flavor has just been released in time for summer.

- **Kas'Tell Vodka –** A 100% gluten-free and kosher-certified vodka in a red-frosted bottle.

The Company's Products and/or Services

Product / Service	Description	Current Market
Distilled Spirits/Alcoholic Beverages/Brand Development	Comprehensive spirits platform that handles all moving pieces of brand development from concept to retail. Because there are no middlemen or outsourcing needs, we aim to eliminate redundancy, duplicated efforts, and wasted time. Local Choice seeks to collaborate with some of the leading industry suppliers to create premium products and brands and utilize third-party patented technology to deliver unique products that will appeal to consumers. With years of experience across multiple brands, we have maintained a focus on quality, flavor profiles, brand image, packaging, and company ethos.	Established distributor relationships in over 30 states with multiple national distributors. Contracts with one of the largest wholesalers in the U.S.

The Company continually seeks to develop new brands and markets. Proceeds from this Offering would not go into one particular brand, but would be utilized across multiple products through various stages of development, including:
- Have alcoholic beverage formulas developed
- Create alcoholic beverage brands either in house or through celebrity partnerships
- Have alcoholic beverage products distilled, bottled and stored
- Sell and ship alcoholic beverage brands to wholesalers
- Market alcoholic beverage brands to retail and end customers
- Manage regulatory compliance, accounting, and internal business operations

Competition
The Company's primary competitors are: Spirits Consulting Group, International Spirits & Beverages Group, and 4 Corners Spirits Company.

To date, the Company has brought numerous successful brands to market. Specifically, the Company has launched close to 20 brands in the last four years and believes this experience gives us an advantage over our competitors. The industry itself is highly fragmented with a variety of consultants claiming to be "experts". It can often be difficult to market a variety of spirts across differentiated geographical without knowledge of the industry. By having already launched a wide range of brands, we believe that we have gained the experience needed to succeed in the industry. Further, because of our experience, we believe we can respond to client needs with innovation and speed.

Local Choice Spirits also enjoys an advantage through its relationship with a key supplier. On January 28, 2015 Local Choice Spirits secured a ten-year licensing agreement to market the supplier's proprietary technology that claims to improve both the flavor of *neutral spirits*, which are typically not aged, such as vodka, gin and tequila, as well as traditionally aged *brown spirits*, such as whiskies, and brandy.

Our products are also all-natural, kosher certified, gluten free, and lower in sugars than competitors who use sugars to cover the burn of methanol, which has been removed from our products.

Customer Base
We sell to distributors in over 30 states, and we have national contracts with some of the largest tier one distributors in the U.S.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4700681	C 033. US 047 049. G & S: Distilled spirits.	Moonlighting	August 21, 2013	March 10, 2015	US
4656948	IC 033. US 047 049. G & S: Distilled Spirits.	Doppio	April 8, 2013	December 16, 2014	US
4307527	IC 033. US 047 049. G & S: Alcoholic beverages except beers; Alcoholic beverages, namely, distilled liquors and distilled spirits; Distilled Spirits; Liquor; Spirits; Spirits and liqueurs.	Local Choice	October 19, 2011	March 26, 2013	US

4720945	IC 033. US 047 049. G & S: Distilled Spirits.	City of Rock	August 21, 2013	April 14, 2015	US
4727258	IC 025. US 022 039. G & S: Clothing namely dresses, skirts, sweaters, jeans, vests, jackets, overalls, jumpers, t-shirts, hats, shirts, blouses, gloves, and shoes; anoraks, shortalls, trousers, khaki pants, cargo pants, fleece tops, coats, rainwear, robes, brassieres, underwear, undergarments, boxer shorts, gym shorts, tank tops, sweatshirts, sweat pants, bathing suits, swim trunks; sleepwear, pajamas and nightgowns; hosiery, leggings, slippers, caps.	THX Spirits	September 14, 2014	April 28, 2015	US
4696762	IC 033. US 047 049. G & S: Distilled Spirits.	THX	August 15, 2013	March 3, 2015	US

Licenses

The Company is dependent on the following regulatory approvals:

Licensor	Licensee	Description of Rights Granted	Issued Date	Expiration Date
Texas Alcohol Beverage Commission	Local Choice, Inc.	Non-resident Seller's Permit	03/23/2018	03/22/2020
Comptroller of Maryland – Field Enforcement Division	Local Choice, Inc.	Non-resident Dealer	11/01/2017	10/31/2018

Minnesota Department of Public Safety – Alcohol and Gambling Enforcement	Local Choice, Inc.	Importer's License	N/A	10/23/2018
State of Georgia – Department of Revenue	Local Choice, Inc.	License to Sell Alcoholic Beverage	3/6/2018	12/31/2018
State of California Department of Alcoholic Beverage Control	Local Choice, Inc.	Out-of-State Distilled Spirits Shipper	3/5/2018	6/30/2018
State of Arkansas Department of Finance and Administration – Alcoholic Beverage Control Division	Local Choice, Inc.	Alcoholic Beverage Permit	11/7/2017	6/30/2018
Dept. of Treasury – Alcohol and Tobacco Tax and Trade Bureau	Local Choice, Inc.	Wholesaler Permit	4/11/2011	N/A

Governmental/Regulatory Approval and Compliance
Wholesalers in the United States are subject to extensive federal, state and local laws and regulations, which are subject to change over time, including but not limited to the Federal Alcohol Administration Act, U.S. Customs Laws, Internal Revenue Code of 1986, and the Alcoholic Beverage Control Laws of all fifty states. The U.S. Treasury Department's Alcohol and Tobacco Tax and Trade Bureau ("TTB") regulates the production, blending, bottling, sales and advertising, and transportation of alcohol products. On April 11, 2011, the Company was issued a wholesaler's permit for purchase and resale of distilled spirits, wine and malt beverages by the Department of the Treasury's Alcohol and Tobacco Tax and Trade Bureau. Also, each state regulates the advertising, promotion, transportation, sale and distribution of alcohol products within its jurisdiction. The TTB Permit does not need to be renewed annually, and is only subject to revocation. To date, the Company has never had an inquiry. The Company operates in a highly regulated industry which may be subject to more stringent interpretations of existing regulations. Future compliance costs due to regulatory changes could be significant.

The Company is subject to extensive federal, state and local laws and regulations. Some licenses, permits, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended, or denied for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Failure to comply with these laws and regulations could subject the Company to administrative and legal proceedings and actions.

Ongoing Reporting Compliance
The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 63 Dalton Street, Daniel Island, SC 29492.

The Company has no additional addresses.

The Company conducts business from South Carolina and registers with every state as orders are placed. Those registrations can be renewed annually.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$74,900.00
Campaign marketing expenses or related reimbursement	93.00%	$46,500.00	16.36%	$175,000.00
Future Wages	0.00%	$0.00	9.35%	$100,000.00
Repayment of Debt	0.00%	$0.00	2.34%	$25,000.00
General Working Capital	0.00%	$0.00	14.50%	$155,100.00
Funding Inventory/Distillate/Bourbon	0.00%	$0.00	37.38%	$400,000.00
Travel & Sales Support	0.00%	$0.00	3.74%	$40,000.00
New Product Development Fee/Lab R&D	0.00%	$0.00	4.67%	$50,000.00
New Brand Production Run	0.00%	$0.00	4.67%	$50,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Through a board meeting and vote.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Paula Dezzutti Hewlette

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Chief Executive Officer- 2010 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Paula has been the Chief Executive Officer of Local Choice, Inc. since its inception in 2010. She has also served on the Board of Directors for the Terressentia Corporation since 2009.

Education
BA, Mathematics, University of Connecticut, 1985. Additionally, Paula has earned a Specialty Certificate in Management, Human Resource Development, Developing Relationships and Emotional Competence.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Paula Dezzutti Hewlette

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, President, Chief Executive Officer: 2010 to Present.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Paula has been the Chief Executive Officer of Local Choice, Inc. since its inception in 2010. She has also served on the Board of Directors for the Terressentia Corporation since 2009.

Education
BA, Mathematics, University of Connecticut, 1985. Additionally, Paula has earned a Specialty Certificate in Management, Human Resource Development, Developing Relationships and Emotional Competence.

Name
Ryan Ekvall

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President and Treasurer: Nov 6, 2015 to Present
Director of Marketing & PR: August 2014 - January 2015
Director of Sales: January 2015 – February 2017
Chief Operating Officer: February 2017 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Ryan was hired in August 2014 to develop marketing content and a public relations strategy for Local Choice, Inc. Soon after his arrival, he was promoted to Director of Sales, where he managed the market launch of Boosie Juice Vodka and expanded distribution of all Local Choice brands. Ryan is currently the Chief Operating Officer at Local Choice Spirits. He is responsible for creating and developing relationships with wholesale distributors who sell Local Choice brands into the retail market. He works with our celebrity brand managers to develop and execute a "go-to-market" strategy. He oversees operations processes, including supplier relations, customer relations, production, purchasing, shipping, and compliance.

Education
Ryan graduated from Columbia College in 2008 with a Bachelor of Science Degree in Business Administration.

Name
Randal Ekvall

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Executive Brand Manager: July 1, 2015 to Present
Vice President: November 6, 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Randal was hired in July 2015 as an Executive Brand Manager. In this position, he is responsible for the overall planning and developing of new brands. Randal is responsible for getting brands TTB certified, putting finished packaging together, and bringing a brand from inception to completion. He also handles in-house graphic work for online and print marketing materials, label design, and other needs.

Education
Lincoln Tech HVAC Program, 2014

Name
Remy Ekvall

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Sales Manager and Operations and Logistics Manager: January 1, 2014 to Present
Secretary: November 6, 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Remy came to Local Choice after being a full-time sales representative for Terressentia Corporation. His expertise was in event coordination, community outreach, and private label sales opportunities. He made a seamless transition into Local Choice taking over all aspects of logistics, including lining up shipments for distributors, negotiating the best transportation pricing, and making sure all samples are shipped timely for special events. He manages the warehouse and all duties related to inventory control.

Education
None

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
0

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue one million (1,000,000) shares of a single class of capital stock with no par value (the "***Common Stock***").

The Company has issued the following outstanding Securities:

On December 21, 2010, pursuant to Section 4(a)(2) exemption under the Securities Act of 1933, Local Choice, Inc. issued 100,000 shares of the Company's Common Stock to Paula Dezzutti Hewlette.

On December 31, 2012, pursuant to Section 4(a)(2) exemption under the Securities Act of 1933, Terressentia Corporation purchased 80,000 shares of the Company's Common Stock from Paula Dezzutti Hewlette for aggregate proceeds of $49,000.00.

On April 24, 2014, pursuant to a Stock Purchase Agreement, Terressentia Corporation sold, transferred, and delivered to Paula Dezzutti Hewlette eighty thousand (80,000) shares of Common Stock, which was subsequently converted into a single class of shares. Following the execution of the Stock Purchase Agreement, Paula held 90,000 single class shares, and Terressentia Corporation held 10,000 shares. Between March 27, 2015 and July 21, 2016, Paula transferred an aggregate of 30,000 shares to Lorraine Rothkugel.

Debt
The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Lorraine Rothkugel
Amount outstanding	$25,000.00
Interest rate and payment schedule	Interest rate of 8.0% per annum, paid monthly
Amortization schedule	Interest only payments due monthly. Principal and interest due on Maturity will total $25,166.67.
Describe any collateral or security	None
Maturity date	December 25, 2018
Other material terms	Note issued December 25, 2017; Lender will have the option to extend maturity date for two additional months from the Maturity Date.

Valuation
No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The Company is owned by the following individuals/entities:
- Paula Dezzutti Hewlette (60.00%)
- Lorraine Rothkugel (30.00%)
- Terressentia Corporation (10.00%)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Paula Dezzutti Hewlette	60.0%
Lorraine Rothkugel	30.0%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company incurred net operating expenses of $636,596.00 and $652,356.00 for the years ended December 31, 2017 and 2016, respectively. In 2017, the Company generated $822,257.00 in gross profit, resulting in a net income from operations of $185,661.00. In 2016, the Company generated $644,917.00 in gross profit, resulting in a net loss from operations of $7,438.00.

General & Administrative

The Company expenses the cost of general & administrative expenses as incurred and aggregated $500,161.00 and $378,309.00 for the years ended December 31, 2017 and 2016, respectively.

Advertising & Marketing

The Company expenses the cost of advertising & promotion as incurred and aggregated $99,465.00 and $15,954.00 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan. Specifically, it will help us streamline operations, allow us to expand our team, and enable us to reach more markets in a timely manner. The Company currently has $59,877 cash on hand.

The Company does expect to achieve profitability in the next 12 months and intends to focus on increasing sales and entering new markets.

The Company's average monthly burn rate is roughly $30,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 20, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription.

If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0% percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Securities of the issuer that is equal to two percent (2.0%) of the total number of Securities sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$10,000,000.00

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Note, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
  iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to one and a half times (2.0X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities

were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
- The Company does not have the right to repurchase the Crowd Notes.
- The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Paula Dezzutti Hewlette, the Company's Director, President, Chief Executive Officer, has also served on the Board of Directors for the Terressentia Corporation since 2009. The Company currently has a long-term supply agreement with Terressentia Corporation for our products. Our agreement with our principal supplier was signed on February 24, 2014 and had an initial term of 5 years. A first amendment to this contract for an extension of ten years was signed on January 28, 2015.

Loans

Related Person/Entity	Lorraine Rothkugel
Relationship to the Company	Mother of CEO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	Proceeds from loan
Description of the transaction	Loan from Lorraine Rothkugel

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders:

Current Business Dealings

Related Person/Entity	Lorraine Rothkugel
Relationship to the Company	Mother of CEO
Total amount of money involved	$300,000.00
Benefits or compensation received by related person	none
Benefits or compensation received by Company	Proceeds from capital infusion
Description of the transaction	Equity interest

Paula Dezzutti Hewlette, the Company's Director, President, Chief Executive Officer, has also served on the Board of Directors for the Terressentia Corporation since 2009. The Company currently has a long-term supply agreement with Terressentia Corporation for our products. Our agreement with our principal supplier was signed on February 24, 2014 and had an initial term of 5 years. A first amendment to this contract for an extension of ten years was signed on January 28, 2015.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Paula Dezzutti Hewlette
(Signature)

Paula Dezzutti Hewlette
(Name)

Director, President, Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Paula Dezzutti Hewlette
(Signature)

Paula Dezzutti Hewlette
(Name)

Director, President, Chief Executive Officer
(Title)

June 22, 2018
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Investor Deck

EXHIBIT A
Financial Statements

LOCAL CHOICE, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 15, 2018



Independent Accountant's Review Report

To Management
Local Choice, Inc.
Daniel Island, SC

We have reviewed the accompanying balance sheet of Local Choice, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 15, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LOCAL CHOICE, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

_____

ASSETS

CURRENT ASSETS		2017		2016
Cash	$	84,396	$	176,286
Accounts Receivable		113,853		198,377
Inventory		340,948		168,274
Loan Receivable		125,000		225,000
TOTAL CURRENT ASSETS		664,197		767,936
NON-CURRENT ASSETS				
Fixed Assets		2,728		2,728
Accumulated Depreciation		(1,319)		(773)
Prepaid Expense		77,967		103,781
TOTAL NON-CURRENT ASSETS		79,377		105,736
TOTAL ASSETS	$	743,574	$	873,672

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		2017		2016
Accounts Payable		57,492		116,075
Line of Credit		-		2,500
Loan from Owner		-		145,803
Loan Payable		71,136		109,311
TOTAL CURRENT LIABILITIES		128,628		373,690
NON-CURRENT LIABILITIES				
Loans Payable		25,000		25,000
TOTAL LIABILITIES		153,628		398,690
SHAREHOLDERS' EQUITY				
Common Stock (1,000,000 shares authorized, 100,000 shares issued and outstanding. No par value)		516,328		516,328
Retained Earnings (Deficit)		73,618		(41,346)
TOTAL SHAREHOLDERS' EQUITY		589,946		474,983
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	743,574	$	873,672

Unaudited- See accompanying notes.

LOCAL CHOICE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Operating Income		
Revenue	$ 1,689,008	$ 1,147,413
Cost of Goods Sold	(866,751)	(502,496)
Gross Profit	822,257	644,917
Operating Expense		
General & Administrative	500,161	378,309
Advertising & Marketing	99,465	15,954
Permits & Insurance	18,183	7,546
Partnership Brand & Promotion Fees	10,000	-
Bad Debt Expense	8,241	250,000
Depreciation	546	546
	636,596	652,356
Net Income from Operations	185,661	(7,438)
Other Income (Expense)		
Interest Expense	(70,672)	(37,084)
Business Tax	(25)	(14)
Loan Fees	-	(3,995)
Net Income	$ 114,963	$ (48,531)

LOCAL CHOICE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 114,963	$ (48,531)
Depreciation	546	546
Change in Accounts Receivable	84,524	(80,613)
Change in Inventory	(172,674)	(32,309)
Change in Prepaid Expense	25,813	(103,781)
Change in Accounts Payable	(58,583)	9,215
Net Cash Flows From Operating Activities	(5,411)	(255,473)
Cash Flows From Investing Activities		
Change in Loan Receivable	100,000	42,286
Net Cash Flows From Investing Activities	100,000	42,286
Cash Flows From Financing Activities		
Change in Line of Credit	(2,500)	2,500
Change in Loan from Owner - Current	(145,803)	(84,197)
Change in Loan Payable - Current	(38,176)	109,311
Net Cash Flows From Financing Activities	(186,478)	27,614
Cash at Beginning of Period	176,286	361,859
Net Increase (Decrease) In Cash	(91,889)	(185,573)
Cash at End of Period	$ 84,396	$ 176,286

LOCAL CHOICE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2017 & 2016

	2017	2016
Starting Equity (Deficit)	$ 474,983	$ 523,514
Issuance of Common Stock	-	-
Dividends Paid	-	-
Net Income (Loss)	114,963	(48,531)
Ending Equity (Deficit)	$ 589,946	$ 474,983

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Local Choice, INC. ("the Company") is a corporation organized under the laws of the State of South Carolina. The Company sells distilled spirits.

The Company will conduct an equity crowdfund offering in 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

Losses on accounts receivable are likely to be infrequent in management's experience. Thus, no amount has been recognized for allowance of doubtful accounts. Receivables considered uncollectible have been written off.

Loan Receivable

Loan Receivable consists mainly of loans to brands for development fees. This will be paid back with sales made on the brand as they occur.

Inventory

The Company uses First-in, First-out (FIFO) to value inventory at cost. Management's experience suggests that losses attributable to non-saleable inventory are likely to be infrequent. Thus, no amount has been recognized in the financial statements as an allowance for losses on inventory.

Fixed Assets

The Company capitalizes assets with an expected useful life of more than a year and an original value of at least $1,000. The Company applies straight-line depreciation over management's estimate of each asset's useful life.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation, and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company incurred a net operating loss during tax year 2016 and in prior years. Net operating losses may be applied against income in future years to reduce taxes due. As a result of a net operating losses carried forward from prior years, no federal income tax was due for fiscal year 2017. The Company's federal tax filing for 2015, 2016, and 2017 will be subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to income tax and franchise tax in the State of South Carolina. The Company's 2015, 2016, and 2017 South Carolina Annual Report will be subject to review by that State until 2019, 2020, and 2021, respectively.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered; and when the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising & Marketing

Advertising costs are expensed as incurred.

Shipping & Handling

The Company classifies the inventory shipping and handling costs (income and outgoing) as a component of cost of goods sold.

NOTE C- RELATED PARTY TRANSACTIONS

As of December 31, 2017, the Company had a long-term, related party loan payable with a balance of $25,000 from a shareholder. See the section below for further loan details.

NOTE D- LOANS

As of December 31, 2017, the Company had a loan amount of $13,800 due February 11, 2018 with an interest rate of 18% per annum. The Company also had a loan with a balance of $57,336 and an annual percentage rate of 52.68%. This loan was due back as of April 26, 2018. Lastly, the Company had a $25,000 loan from a shareholder. The Company is required to pay 8% yearly in monthly interest payments until the principal amount is paid back. This loan has no specified end date and renews with an ongoing extension until the principal is repaid.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 15, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Local Choice Spirits

Market: Craft Spirits

Product: Boutique spirits and private-label brand management

Company Highlights

- Revenue up over 200% from 2014 through 2017
- Existing private label deals with several celebrities and artists
- CEO has more than a decade's worth of experience in the spirits industry
- Local Choice Spirits have collectively won more than 40 awards in the past five years

COMPANY SUMMARY

Opportunity



The craft distilling industry has seen notable growth over the past several years. In 2016, sales were up 25% year over year.[i] Driving this growth has been an increase in consumer demand, a growing number of craft distilleries, and more favorable government laws and regulations regarding craft distilling. The spirits industry as a whole has also been on an upswing and has continually gained market share over beer for each of the past eight years.[ii]

Created in 2010 by "Pixie" Paula Dezzutti Hewlette, Local Choice Spirits (LCS) helps celebrities and entrepreneurs build brands by creating custom boutique spirits. Paula has an extensive background in the spirits industry and leverages her connections and experience in creating, promoting, and managing spirit brands. The company emphasizes partnerships with celebrities in order to create private-label brands; some notable partnerships include The Legendary Hatfield & McCoy™ Family Brand Whiskey, Dwight Eubanks and his Eubanks Gin Collection, and Boosie Badazz's Boosie Juice Vodka.



Product

LCS manages its own brands of spirits and enables clients to build their own private brand or private label (a.k.a. partnership brands) by coordinating distilling, bottling, distribution, and storage services on their behalf. Partners can develop their own exclusive formula for their brand, and LCS will custom design the bottle and packaging. LCS manages the entire production process and will work with the partners to promote the products and move them through distribution process and ideally into retail.



LCS Brand Spirits

LCS has created numerous company-branded, award-winning spirits since its inception. With a focus on creativity, LCS often combines unique spirit flavors.


LOCAL CHOICE
BLACK CHERRY FLAVORED BOURBON WHISKEY
Doppio
PIXIE SPICED RUM
LOCAL CHOICE
LIME
Local Choice

Some of the LCS boutique spirits include:

- **Local Choice Black Cherry Bourbon Whiskey** – A deep black cherry aroma with an all-natural black cherry flavor. At 90 proof, it is stronger than most flavored whiskeys.

- **Local Choice Doppio Espresso Vodka** – A bold roasted coffee aroma with natural espresso, vanilla, butterscotch, and chocolate flavors, complimented by light hints of cinnamon and hazelnut.

- **Local Choice Pixie Spiced Rum** – A warm, autumnal rum with a dry, fruity medium body and light vanilla, caramel, and spice blend flavor.

- **Local Choice Lime Tequila** – Bright, smooth, and slightly sweet tequila with a natural lime flavor.

- **Local Choice Mango Vodka Rum** – A vodka/rum blend with an all-natural mango flavor infused with sweet rum and dry vodka.

Partnership Brands

LCS partners with celebrities and other entrepreneurial clients to develop their brands through custom-made craft spirits. LCS has partnered with musicians, television personalities, historic families, and behind-the-scenes producers.


WHISKEY
GAS MONKEY
EUBANKS
Classic GIN
EUBANKS
EUBANKS
EUBANKS
KURT THOMAS
Moonshine
LIME LIGHT
ORANGE BLOSSOM
GENTRY
BOURBON WHISKEY
Kastel
VODKA

Partnership brands owned by LCS include:

- **The Legendary Hatfield & McCoy Family Brand Whiskey** – A whiskey created by the descendants of the Hatfield and McCoy families. A medium-body whiskey with a smoky, light black pepper, dried apricot, and black walnut taste. It has a complex aroma with a clean, balanced caramel and butter finish.

- **Gold Star Vodka** – Gold Star Vodka is a veteran-brand spirit that was founded to give back to the families who've lost family members during the War on Terror and to veterans who have come back with physical and emotional scars.

- **Gas Monkey Cinnamon Tequila** – A 69-proof tequila made from blue agave, infused with natural cinnamon, and made in America. It was created by reality TV star Richard Rawlings from the "Fast N' Loud" TV show on the Discovery Channel.

- **Eubanks Gin Collection** – Collection of gin flavors created with Dwight Eubanks, a reality TV star from "The Real Housewives of Atlanta" and a fashion and lifestyle expert.

    - **Classic:** A gin with a fresh, floral aroma and a complex taste consisting of juniper, coriander, and angelica root with a fresh finish.

    - **Pretty in Pink:** A gin with juicy citrus aromas with bold, bright flavors of fresh pink grapefruit and botanicals with a crisp and clean finish.

- o **Limelife**: A gin made with Juicy limes carrying notes of a puckering citrus flavor at the start that evens out with a subtle sweet finish.

- o **Jazzin'**: A gin with smooth jasmine green tea and juniper flavor that ends with a floral aroma.

- **Kurt Thomas Moonshine** – A blended moonshine with a pecan pie flavor. Created by country music singer Kurt Thomas.

- **Tiny's Lime Light Tequila** – A lime infused tequila with a sweet and bold flavor. Created by Tameka "Tiny" Harris, a member of the American R&B vocal group Xscape.

- **Gentry Bourbon Whiskey** – A smooth and fruity bourbon, with underlying vanilla, stone fruit, and oak flavors. It has a soft aroma with caramel notes, hints of chocolate, and American Oak. Gentry Bourbon was featured on the Bravo TV show "Southern Charm."

- **Prevé Vodka** – A 100-proof vodka created by Atlanta music producers targeting young professionals.

- **Boosie Juice** – An all-natural strawberry kiwi flavored vodka created by hip-hop artist Boosie Badazz. A new all-natural watermelon flavor has just been released in time for summer.

- **Kas'Tell Vodka** – A 100% gluten-free and kosher-certified vodka in a red-frosted bottle.

Through strong ties with its suppliers, LCS can leverage favorable pricing on product development. In the case of one large distiller – Terressentia Corporation – LCS has a unique supply agreement to utilize patented technology.

Terressentia's patented distilling process is designed to:

- Reduce unwanted, harsh-tasting congeners that potentially contribute to hangovers.[iii]
- For clear spirits, such as vodka and gin, the distilling process helps reduce alcoholic burn and creates a pleasant aroma.
- For brown spirits, such as bourbon and whiskey, the rapid filtration system helps reduce the aging process from four to six years to four to six months;[iv] the reduction in time needed to age and mature the spirits allows clients to bring their products to market quicker and cheaper than some other standard distilling processes.

Both LCS boutique brands and partner brands can be sold through the LCS website in addition to retail locations where the respective brands are distributed.

Over the last few years, LCS brands have won numerous awards including:

- o **The Fifty Best**
    - ▪ **2013**
        - Double Gold Medal – Local Choice Doppio Espresso Vodka[v]
        - Silver Medal – Local Choice Citrus Vodka [vi]
        - Silver Medal – Local Choice Pixie Spiced Rum[vii]
    - ▪ **2012**
        - Gold Medal – Local Choice Strawberry Kiwi Vodka[viii]
        - Gold Medal – Local Choice Doppio Espresso Vodka[ix]

- Gold Medal – Local Choice Pepper Vodka[x]
- Silver Medal – Local Choice Mango Vodka[xi]

- o **San Francisco World Spirits Competition**
  - 2012
    - Silver Medal – Local Choice Black Cherry Bourbon[xii]
    - Silver Medal – Local Choice Doppio Espresso [xiii]
    - Bronze Medal – Local Choice Rum[xiv]

- o **New York International Spirits Competition**
  - 2012
    - Bronze Medal – Local Choice Pepper Tequila[xv]

- o **Beverage Tasting Institute**
  - 2015
    - Silver Medal – Hatfield & McCoy Whiskey[xvi]
  - 2014
    - Bronze Medal – Local Choice Black Cherry Bourbon[xvii]
    - Bronze Medal – Local Choice Pixie Peach Whiskey[xviii]
    - Bronze Medal – Local Choice Bourbon[xix]
    - Bronze Medal – Local Choice Whiskey[xx]
  - 2013
    - Silver Medal – Kas'Tell Vodka[xxi]
    - Silver Medal – Local Choice Lime Tequila[xxii]
    - Bronze Medal – Local Choice Honey Orange Tequila[xxiii]
    - Bronze Medal – Local Choice Pixie Spiced Rum[xxiv]

- o **Denver International Spirits Competition**
  - 2013
    - Gold Medal – Local Choice Lime Tequila[xxv]
    - Silver Medal – Local Choice Vodka[xxvi]
    - Silver Medal – Tiny's Tequila Orange Honey[xxvii]
    - Bronze Medal – Local Choice Black Cherry Bourbon[xxviii]
    - Bronze Medal – Local Choice Whiskey[xxix]

- o **The SIP Awards: International Spirits Competition**
  - 2013
    - Gold Medal – Local Choice Pixie Peach Whiskey[xxx]
    - Silver Medal – Kas'Tell Vodka[xxxi]
  - 2012
    - Best in Class Platinum – Local Choice Pixie Spiced Rum[xxxii]
    - Best in Class Platinum – Local Choice Rum[xxxiii]
    - Platinum Medal – Local Choice Doppio Espresso Vodka[xxxiv]
    - Silver Medal – Local Choice Black Cherry Bourbon[xxxv]
    - Bronze Medal – Local Choice Bourbon[xxxvi]

- o **Las Vegas Global Spirits Awards** [xxxvii]
  - 2017
    - Gold Medal – Local Choice Doppio Espresso Vodka

- Silver Medal – Local Choice Black Cherry Bourbon
- Silver Medal – Local Choice Easy Rider Bourbon Whiskey
- Bronze Medal – Local Choice Boosie Juice

- San Diego Spirits Festival [xxxviii]
    - 2016
        - Double Gold – Local Choice Doppio Espresso Vodka
        - Double Gold – Local Choice Pixie Spiced Rum
        - Silver Medal – Local Choice Black Cherry Bourbon
        - Bronze Medal – Local Choice Hatfield & McCoy Whiskey
        - Bronze Medal – Dwight Eubanks Pink Grapefruit Gin
        - Bronze Medal – Local Choice Capone's Private Reserve Rum
        - Bronze Medal – Local Choice Mango Flavor Rum

Sip & Share

The LCS "Sip & Share" program helps people give back to their communities with various events, galas, or silent auctions. When choosing to serve LCS spirits, the company will donate $2 per bottle sold to the featured cause in conjunction with the outlet that purchased its spirits. To date, LCS has participated in fundraisers for the Special Olympics, Folds of Honor, March of Dimes, Hootie and The Blowfish Foundation, Waterkeepers, Anita Zucker's Oxygen Ball, and The Harbor Entrepreneur Club.



Use of Proceeds and Product Roadmap

LCS intends to use the proceeds from this raise to increase production, expand its product line, and further solidify its balance sheet. If the minimum amount of $50,000 is raised, LCS will allocate 93% of the funds to campaign marketing and related reimbursements. If the maximum amount of $1,070,000 is raised, 37% will be allocated to increasing its inventory, 16% for campaign marketing and related reimbursements, 9% for working capital, 9% for future wages, and 5% for new brand production. The company has discretion to alter the use of proceeds mentioned based upon prevailing market conditions and board approval.



Proceeds from this offering would not go into one particular brand but would be utilized across multiple products through various stages of development, including:

- Have alcoholic beverage formulas developed
- Create alcoholic beverage brands either in-house or through celebrity partnerships
- Have alcoholic beverage products distilled, bottled, and stored
- Sell and ship alcoholic beverage brands to wholesalers
- Market alcoholic beverage brands to retail and end customers
- Manage regulatory compliance, accounting, and internal business operations

Business Model

LCS Boutique Brands

LCS sells its spirits through its online store and distribution network. The company has established wholesale distribution relationships in more than 30 states via several national distributors. The majority of retail stores that offer LCS products are located in South Carolina. Prices for LCS spirits on its website range from $19.95 to $32.95, with a median price of $29.95.

LCS Partnership Brands

For partnership brands, LCS offers a variety of services that include, at a minimum, managing the development process and regulatory compliance. Optional additional services include introductions to wholesale distributors, warehousing, and product promotion through the LCS e-commerce store and at events. These options are all offered through four tiered packages that determine entry pricing and equity positions held by LCS depending on the capital collected up front.

The four packages include:

Package:	Bronze	Silver	Gold	Platinum
Financing Option:	N/A	N/A	Available	Available
Sample Bottles (BTLs) Included:	12 BTLs	24 BTLs	60 BTLs	120 BTLs
Min Purchase Order:	1,000 Cases	750 Cases	500 Cases	None
Capital Required for Reorders:	100%	75%	50%	None
Terms:	Upfront	30 Days	60 Days	60 Days
E-commerce Store:	$100/month	$50/month	Included	Included
Regulatory Compliance:	Included	Included	Included	Included
Warehousing per Pallet:	$10/month	$10/month	Free	Free
Introduce Brand to Distributors:	N/A	Included	Included	Included
Cost:	$10,000	$25,000	$50,000	$150,000

Prices of the partnership brand bottles on the LCS website range from $24.95 to $53.99, with a median price of $29.95. LCS also retains an average of 51% equity ownership in the resulting brands and spirits.

HISTORICAL FINANCIALS

Note: 2014, 2015, and 2018 financials were not audited or subject to financial review

As of May, total revenue for 2018 was $435,000. In 2017, LCS generated $1.7 million in total revenue, a 48% year-over-year increase. Revenue in 2016 was $1.15 million, a 22% year-over-year decrease. Revenue in 2015 was $1.5 million but was partially inflated due to a one-off transaction facilitated by LCS on behalf of another broker who was unable to fulfill the order for its customer. From 2014 through 2017, revenue grew by about 202% with a compound annual growth rate (CAGR) of about 32%.



As of May, total expenses for the year were $472,000. The largest expense item for 2018 thus far has been costs of goods sold (COGS), representing 53% of the total expense amount. Total expenses in 2017 were about $1.6 million, a roughly 32% year-over-year increase. The majority of expenses were attributed to COGS, which totaled $870,000 or about 54% of total expenses. The rest of total expenses were largely attributed to general and administrative (G&A) costs of $500,000. In 2016, total expenses were $1.2 million, a 13% year-over-year decrease compared to 2015. The majority of the total expenses were attributed to COGS ($502,000), followed by G&A ($378,000) and bad debt expense ($250,000).

In 2015 and 2016, bad debt expense represented a significant portion of the total expenses. Bad debt expense has occurred for numerous reasons such as distributor insolvency, brand abandonment, and insufficient funds from the clients. In 2017, bad debt expense decreased substantially to $8,241 for the year. As of May 2018, LCS has not incurred any bad debt expense for the year.



As of May, LCS has generated a net loss for the year of $37,000. Net income for 2017 was $115,000, versus a net loss of $49,000 in 2016. The increase in net income was primarily attributable to a 99% decline in bad debt expense (~$246,000 decrease). As of June 1, 2018, LCS had $68,400 in cash assets.



Distilled spirits gained market share relative to beer for the eighth consecutive year in 2017. In 2017, suppliers reported that distilled spirits sales rose by 4% year over year, with total sales worth $26.2 billion. Total volume rose 2.6% to 226 million cases, up 5.8 million cases from the prior year. Furthermore, the distilled spirits market has been primarily driven by growth in high-end premium and super premium products – bottles that retail for at least $20.[xxxix]



In 2017, vodka accounted for almost one-third of total spirits volume with 71.3 million cases sold. Total vodka sales generated $6.2 billion in revenue, up 3% year over year. Revenue from super premium vodka (bottles that retail for over $30) rose 15% to reach $1.6 billion. American whiskey volumes increased 6% to 23.2 million cases. Super premium American whiskey volumes increased 18% (to 2.4 million cases), while revenue jumped 18% year over year to $551 million.[xl] While overall volume for rum was down 0.4% year over year (to 24.6 million cases), super premium rum sales increased 10% in 2017 (to 546,000 cases) and generated $140 million. Similarly, in 2017, overall gin sales were down 0.6% year over year (to 9.9 million cases), but super premium gin sales increased 11% (to 159,000 cases) and generated $28 million.[xli]

Local distilleries have contributed to the overall growth in the distilled spirits market. In 2016, the craft spirits industry generated roughly $3 billion in retail sales, up 25% year over year. Overall volume reached nearly 6 million cases in 2016, up 19% from 2015. There were 1,589 active craft distillers in the U.S., as of August 2017, up 21% over the prior 12 months. The largest concentrations of distilleries were primarily in the West (mostly in California, Washington, and Colorado) and in the South (mostly in Texas). Investments in craft distillery expansion have also increased notably. As of August 2017, total year-to-date investment reached $593 million for craft distillery expansions, up 49% from the $398 million invested for all of 2016.[xlii]



Active Craft Distillers by State and Region
CRAFT SPIRITS DATA PROJECT
# of Active Craft Distillers by State and Region as of August 2017
32.7% WEST
19.1% MIDWEST
18.9% NORTHEAST
29.3% SOUTH
1,589 Total Distilleries
Sources: TTB, ACSA, ADI, State ABC Boards, State Guilds, Team Analyses
© 2017 park street
American Craft Spirits Association
IWSR

As of 2016, 92% of craft distillers were defined as small producers. Yet, because small distilleries produce a limited quantity of spirits – usually single batches at a time – they accounted for just 13% of the craft spirit cases sold. For these small distillers, generating revenue on premise (at the distillery) is especially important, as on-site sales make up 34% of their revenue on average. Of small craft producers' revenue, out-of-state sales account for less than 10% of total business sales.[xliii]



Craft Spirits Market Is Fairly Concentrated
CRAFT SPIRITS DATA PROJECT
# of Craft Distillers and Case Volumes by Producer Size, 2016
# of Producers, 9L Cases (000)
5,842
1,439
100%
6.3%
1.7%
Large producers 57.0%
92.0%
Medium producers 30.2%
Small producers 12.8%
Number of cases
Number of producers
▪ The U.S. Craft distilling market is fairly concentrated with nearly 2% of the producers being responsible for almost 60% of the cases
▪ 92.0% producers are classified as small producers. They are responsible for just 12.8% of the cases
Sources: TTB, Distiller Surveys, Team Analyses *Small: 0 - 5,258 9L Cases, Medium: 5,258 - 52,576 9L Cases, Large: 52,576 - 394,317 9L Cases
© 2017 park street
American Craft Spirits Association
IWSR

Recent legislation in South Carolina has been favorable to craft distillers. In 2017, legislators voted to let distilleries use mixers in their tasting rooms to create cocktails that highlight their spirits. Lawmakers also raised the amount of spirits a visitor can consume in a day at a distillery from 1.5 ounces to 3 ounces. Additionally, a regulation that limited distillers to selling only three 750-milliliter bottles to a consumer per day was removed in favor of legislation that now allows distillers to sell smaller bottles in addition to the three 750-milliliter bottle limit per person.[xliv] An additional change in South Carolina is a bill that was passed in March 2017, allowing the transfer and donation of spirits from a distillery to a non-profit directly without having to go through a wholesaler and retailer.[xlv]

COMPETITORS

Sprits Consulting Group: Founded in 2010, Spirits Consulting Group (SCG) provides consulting services for spirits, wine, and beer businesses. The company focuses on early-stage brands with services that include product and brand development, market entry strategy and financial planning, market launch, sales, marketing, and operations. SCG has a sales presence in 13 states across the U.S. with four different office locations.[xlvi]

International Spirits & Beverage Group: Founded in 2001, International Spirits & Beverage Group (ISBG) is a producer and marketer of global wine and spirits brands. ISBG helps brands throughout each phase of development, from concept creation to product development, brand positioning, sales, and marketing. Additionally, ISBG will assist clients with logistics, warehousing, shipping, and regulatory and receivables management. ISBG currently has two brands in its portfolio, Besado Tequila and Dziaq Liqueur.[xlvii]

4 Corners Spirits Company: Founded in 2014, 4 Corner Spirts Company is a brand development company that specializes in the development, representation, distribution, and commercialization of new and emerging craft spirits. The company's services include idea generation, liquid formulation, production, bottling, branding, marketing, sales, and distribution. It currently has one brand in its portfolio, Hill Billy Bourbon.[xlviii]

Southwest Spirits & Wine: Southwest Spirits & Wine is a consumer brand development company that specializes in the wine and spirits industry. It is a joint venture formed between Prairie Creek Beverages and Southwest Distillery. Services include distillation, formulation, blending, production, packaging, compliance, distributor management, and marketing. Its portfolio includes 11 brands, and the company also provides services to an additional 11 brands.[xlix]

TEAM



Paula Dezzutti Hewlette, Founder and CEO: Paula founded LCS at the end of 2010 after more than a decade of experience in the spirits industry. In addition to her role at LCS, Paula also serves on the Board of Directors for Terressentia Corporation, a company that creates customized spirits for large retail customers, individual brand owners, and other distilleries and brokers. Over the last several years, Paula has been featured in The Huffington Post, Yahoo Finance, Dow Jones Market Watch, Proof 66, Wine and Country Magazine, Whiskey Passion Magazine, and Entrepreneur Mind World. Paula has a background in business management and financial planning and graduated from The University of Connecticut.



Ryan Ekvall, Chief Operating Officer (COO): Ryan joined LCS in 2014 to develop marketing content and a public relations strategy. Soon after his arrival, he was promoted to Director of Sales where he was responsible for launching Boosie Juice Vodka. He has since been promoted to COO, where he is now responsible for managing relationships with wholesale distributors and brand managers. Prior to joining LCS, Ryan served as a journalist for the Wisconsin Reporter, reporting on state and local government. Ryan has a BSc in Business Administration and Management, Financial Services from Columbia College.



Robyn Chapman, Marketing Director: Robyn joined LCS as Marketing Director after working for global companies like The Guardian News & Media and has a background in marketing, sales, and advertising. At LCS, Robyn is responsible for developing the website and promotional opportunities.



Randal Ekvall, Executive Brand Manager: Randal joined LCS as an Executive Brand Manager in 2015, where he is responsible for the planning and development of new brands. He is also responsible for getting brands certified, putting the finished packaging together, and helping bring a brand from inception to completion.



Remy Ekvall, Operations and Logistics Manager: Remy joined LCS in 2014 as Sales Manager after working at Terressentia Corporation as a sales representative. In 2015, he was promoted to Operations and Logistics Manager. In his current role, Remy is responsible for all aspects of logistics, including managing shipments, negotiating transportation pricing, and preparing the delivery of samples for special events. He is also responsible for overseeing the warehouse and all duties related to inventory control.



Addie Belasco, Executive Assistant: Addie works as an Executive Assistant at LCS, where she works on a variety of tasks that include administrative and clerical assistance. Her duties include scheduling meetings and events, making travel arrangements, and organizing daily calendars.



Rachyl Dezzutti, Social Media Director: Rachyl is in charge of managing the LCS social media platforms. She graduated from the University of Connecticut with a bachelor's degree in Human Development and Family Studies and a Minor in Psychology.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $10 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price paid per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price paid per share paid on a $10 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

The Post and Courier: Distilling Taste
Huffington Post: "Meet Renaissance Woman Paula "Pixie" Dezzutti Hewlette"
Distillery Trail: "Pixie Paula and Local Choice Spirits Launching Grizzly Adams Whiskey"
Today's Honoree: Local Choice Spirits CEO and Founder Paula Dezzutti Hewlette in Today's Honoree
All Hip Hop: Love and Hip-Hop ATL's Karlie Redd Inks Six Figure Deal with Local Choice Spirits

---

i http://www.americancraftspirits.org/2017/10/24/craft-spirits-producers-sold-nearly-6-million-cases-last-year-alone/
ii http://www.discus.org/distilled-spirits-council-reports-record-spirits-sales/?CategoryId=2
iii https://www.terressentia.com/about/terrepure/research/
iv https://www.terressentia.com/about/terrepure/
v http://www.thefiftybest.com/spirits_archive/best_flavored_vodka_2013/3/
vi http://www.thefiftybest.com/spirits_archive/best_flavored_vodka_2013/1/
vii http://www.thefiftybest.com/spirits/best_spiced_flavored_rum/

viii http://www.thefiftybest.com/spirits_archive/best_flavored_vodka_2012/
ix http://www.thefiftybest.com/spirits_archive/best_flavored_vodka_2012/3/
x http://www.thefiftybest.com/spirits_archive/best_flavored_vodka_2012/3/
xi http://www.thefiftybest.com/spirits_archive/best_flavored_vodka_2012/2/
xii https://sfspiritscomp.com/results/results-archive/
xiii https://sfspiritscomp.com/results/results-archive/
xiv https://sfspiritscomp.com/results/results-archive/
xv https://nyispiritscompetition.com/2012-winners/
xvi http://www.tastings.com/Spirits-Review/The-Legendary-Hatfield-and-McCoy-Family-Brand-Whiskey-USA-03-01-2015.aspx xvii http://www.tastings.com/Spirits-Review/Local-Choice-Black-Cherry-Flavored-Bourbon-Whiskey-USA-90-Proof-1000-ml-03-01-2014.aspx
xviii http://www.tastings.com/Spirits-Review/Local-Choice-Pixie-Peach-Whiskey-USA-1000-ml-03-01-2014.aspx
xix http://www.tastings.com/Spirits-Review/Local-Choice-Bourbon-Whiskey-USA-90-Proof-1000-ml-03-01-2014.aspx
xx http://www.tastings.com/Spirits-Review/Local-Choice-Whiskey-USA-90-Proof-1000-ml-03-01-2014.aspx
xxi http://www.tastings.com/Spirits-Review/Kastell-Vodka-USA-11-01-2013.aspx
xxii http://www.tastings.com/Spirits-Review/Local-Choice-Lime-Tequila-Mexico-1000-ml-09-01-2013.aspx
xxiii http://www.tastings.com/Spirits-Review/Local-Choice-Honey-Orange-Tequila-Mexico-1000-ml-09-01-2013.aspx
xxiv http://www.tastings.com/Spirits-Review/Local-Choice-Pixie-Spiced-Rum-USA-07-01-2013.aspx
xxv http://www.denverspiritscomp.com/results_2013.html
xxvi http://www.denverspiritscomp.com/results_2013.html
xxvii http://www.denverspiritscomp.com/results_2013.html
xxviii http://www.denverspiritscomp.com/results_2013.html
xxix http://www.denverspiritscomp.com/results_2013.html
xxx https://sipawards.com/content/results/sipawards2013results.pdf
xxxi https://sipawards.com/content/results/sipawards2013results.pdf
xxxii https://sipawards.com/content/results/sipawards2012results.pdf
xxxiii https://sipawards.com/content/results/sipawards2012results.pdf
xxxiv https://sipawards.com/content/results/sipawards2012results.pdf
xxxv https://sipawards.com/content/results/sipawards2012results.pdf
xxxvi https://sipawards.com/content/results/sipawards2012results.pdf
xxxvii https://www.prweb.com/releases/2017/09/prweb14666530.htm
xxxviii https://www.linkedin.com/pulse/2016-san-diego-spirits-festival-results-liz-edwards/
xxxix http://www.discus.org/distilled-spirits-council-reports-record-spirits-sales/?CategoryId=2
xlhttps://www.discus.org/assets/1/7/Distilled_Spirits_Council_Annual_Economic_Briefing_Feb_1_2018_Final.pdf
xli https://www.discus.org/assets/1/7/Economic_Briefing_Support_Tables_-_2017.pdf
xlii http://www.americancraftspirits.org/2017/10/24/craft-spirits-producers-sold-nearly-6-million-cases-last-year-alone/
xliii http://www.americancraftspirits.org/wp-content/uploads/2017/10/2017-Craft-Spirits-Data-Project.pdf
xliv http://www.thestate.com/news/business/article156741254.html
xlv https://www.independentmail.com/story/news/2017/05/26/new-craft-beer-laws-and-how-they-effect-local-breweries/346119001/
xlvi http://spiritsconsulting.com/services/
xlvii http://www.isbg.global/brands/
xlviii http://www.4cornersspiritscompany.com/about.php
xlix http://sw-spirits.com/portfolio/#ourBrands

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Local Choice, Inc.
63 Dalton Street
Daniel Island, SC 29492

Ladies and Gentlemen:

The undersigned understands that Local Choice, Inc., a Corporation organized under the laws of South Carolina (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated June 22, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on August 20, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of South Carolina, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in South Carolina, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	63 Dalton Street Daniel Island, SC 29492 Attention: Paula Dezzutti Hewlette
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Local Choice, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Local Choice Inc.

CROWD NOTE

FOR VALUE RECEIVED, Local Choice, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is August 20, 2018.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company,

or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or First Democracy VC, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of South Carolina as applied to other instruments made by South Carolina residents to be performed entirely within the South Carolina, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in South Carolina unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a

party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Investor Deck

Local Choice, Inc.

A proprietary spirits provider with brand development experience





DISCLAIMER

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



Introduction

- Local Choice, Inc. (LCS) is a brand development company within the beverage industry that focuses on its own proprietary spirits and supports the development of new labels.

- LCS partners with celebrities and centers of influence committed to accelerating their own brand identity around a portfolio of innovative products.



Company History

- Founded in 2011 by Paula Dezzutti Hewlette

- Launched a charitable donation program (Sip & Share)

- LCS Spirits have won more than 40 awards

- From 2014 through 2017, revenue grew >200%



Brands











PIXIE SPICED RUM
PREVÉ
Local Choice
Boosie Juice
HATFIELD & McCOY
WHISKEY
GOLD STAR VODKA
GAS MONKEY
Tiny's
ORANGE BLOSSOM
LOCAL CHOICE
LIME
Doppio
LOCAL CHOICE
BLACK CHERRY FLAVORED BOURBON WHISKEY
Kas'tell
VODKA

- Local Choice Pixie Spiced Rum
- Preve Vodka
- Local Choice Mango Rum/Vodka
- Boosie Juice Vodka

- Hatfield and McCoy Whiskey
- Gold Star Vodka
- Gas Monkey Tequila
- Tiny's Tequila

- Local Choice Lime Tequila
- Local Choice Doppio Espresso
- Local Choice Black Cherry Bourbon
- Kas'tell Vodka


LOCAL CHOICE AWARDS
ELEVATE YOUR SPIRITS
Local Choice
Best in Class
SIP AWARDS PLATINUM
SIP AWARDS PLATINUM
SIP AWARDS GOLD
SIP AWARDS SILVER
SIP AWARDS BRONZE
TASTINGS SILVER
TASTINGS BRONZE
THE BEST Best Flavored Vodka DOUBLE GOLD MEDAL
THE BEST Best Flavored Vodka GOLD MEDAL
THE BEST Best Flavored Vodka SILVER MEDAL
THE BEST Best Spiced-Flavored Rum SILVER MEDAL
SAN FRANCISCO WORLD SPIRITS COMPETITION SILVER MEDAL
SAN FRANCISCO WORLD SPIRITS COMPETITION BRONZE MEDAL
SAN DIEGO SPIRITS FESTIVAL Double Gold INTERNATIONAL SPIRITS COMPETITION
SAN DIEGO SPIRITS FESTIVAL Silver INTERNATIONAL SPIRITS COMPETITION
SAN DIEGO SPIRITS FESTIVAL Bronze INTERNATIONAL SPIRITS COMPETITION
NEW YORK INTERNATIONAL SPIRITS COMPETITION BRONZE WINNER
Spirit Competition
Spirit Competition
Spirit Competition
The Fifty Best
2013 Double Gold Medal - Local Choice Doppio Espresso Vodka
2013 Silver Medal - Local Choice Citrus Vodka
2013 Silver Medal - Local Choice Pixie Spiced Rum
2012 Gold Medal - Local Choice Strawberry-Kiwi Vodka
2012 Gold Medal - Local Choice Doppio Espresso Vodka
2012 Gold Medal - Local Choice Pepper Vodka
2012 Silver Medal - Local Choice Mango Vodka
San Francisco World Spirits Competition
2012 Silver Medal - Local Choice Black Cherry Bourbon
2012 Silver Medal - Local Choice Doppio Espresso
2012 Bronze Medal - Local Choice Rum
San Diego Spirits Festival
2016 Double Gold Medal - Local Choice Doppio Espresso Vodka
2016 Double Gold Medal - Local Choice Pixie Spiced Rum
2016 Silver Medal - Local Choice Black Cherry Bourbon
2016 Bronze Medal - Capone Rum
2016 Bronze Medal - Eubanks Collection Pink Grapefruit Gin
2016 Bronze Medal - Hatfield & McCoy Whiskey
2016 Bronze Medal - Local Choice Mango Vodka/Rum Blend
New York International Spirits Competition
2012 Bronze Medal - Local Choice Pepper Tequila
Beverage Tasting Institute
2015 Silver Medal - Hatfield & McCoy Whiskey
2014 Bronze Medal - Local Choice Black Cherry Bourbon
2014 Bronze Medal - Local Choice Pixie Peach Whiskey
2014 Bronze Medal - Local Choice Bourbon
2014 Bronze Medal - Local Choice Whiskey
2013 Silver Medal - Local Choice Lime Tequila
2013 Silver Medal - Kas'tell Vodka
2013 Bronze Medal - Local Choice Pixie Spiced Rum
2013 Bronze Medal - Tiny's Tequila Orange Honey
Denver International Spirits Competition
2013 Gold Medal - Local Choice Lime Tequila
2013 Silver Medal - Local Choice Vodka
2013 Silver Medal - Tiny's Tequila Orange Honey
2013 Bronze Medal - Local Choice Black Cherry Bourbon
2013 Bronze Medal - Local Choice Whiskey
The SIP Awards: International Spirits Competition
2013 Gold Medal - Local Choice Pixie Peach Whiskey
2013 Silver Medal - Kas'tell Vodka
2012 Best in Class Platinum - Local Choice Pixie Spiced Rum
2012 Platinum Medal - Local Choice Doppio Espresso Vodka
2012 Silver Medal - Local Choice Black Cherry Bourbon
2012 Bronze Medal - Local Choice Bourbon

Competitive Advantage

We attribute our success in brand building to:

- Unique flavors
- Kosher certification
- Gluten-free products

- Favorable supply agreement
- Just-in-time inventory system
- Streamlined distillery-to-shelf platform
- Access to patented technology

- Access to social media and brand enforcement techniques
- Organized celebrity endorsement
- Digital and online sales platform





Industry Overview[i]

- The Distilled Spirits Council estimated that the total supplier revenue reached $26.2 billion in 2017, a 4% year-over-year increase.

- Market share of spirits reached 36.6% by revenue, the eighth straight year of growth.

- Additionally, the spirits sector achieved an increase in market share relative to beer for the eighth straight year in 2017.

- Achieved a record year for spirits exports in 2017, with the total surpassing $1.63 billion, a 14.3% year-over-year increase.

- U.S. whiskeys were the largest exported spirit, contributing 13.9% of the 14.3% increase.

i. https://www.distilledspirits.org/wp-content/uploads/2018/03/Distilled_Spirits_Council_Annual_Economic_Briefing_Feb_1_2018_Final.pdf



Management Team

- **(CEO/Founder) Paula Dezzutti Hewlette:**

    o Paula Dezzutti Hewlette spent two decades in brand management and business, financial, and tax planning, as well as serving as director of a spirits technology company.

    o Her success over the last several years resulted in featured articles by The Huffington Post, Yahoo Finance, Dow Jones Market Watch, Proof 66, Wine and Country Magazine, Whiskey Passion Magazine, and Entrepreneur Mind World.

    o She has spoken at The American Distilling Conference, The American Beverage Consortium, The Los Angeles Brand Innovation Summit, and The Confidence Factor for Women.